UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

(ON THE RIGHT MARGIN AT THE TOP OF EACH PAGE APPEARS A SEAL

THAT SAYS GRUPO AEROPORTUARIO DEL PACÍFICO)

NOTICE

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A. DE C.V.

In fulfillment of the Twelfth decision reached in the General Ordinary and Extraordinary Shareholders Meeting of Grupo Aeroportuario del Pacífico, S.A. de C.V. (hereinafter the “Company”), held on February 7 of the present year, the shareholders of the Company are called to a General Ordinary Shareholders Meeting that shall be held, after a first notice, at 10 hours of May 25, 2006, and after at second notice at 11 hours of the same day, May 25, 2006, in the Auditorium that is located in the ground floor of Tower B of the building located at 400 Paseo de los Tamarindos, Colonia Bosques de las Lomas, Delegación Cuajimalpa, in Mexico City, Federal District, in accordance with the following:

ORDER OF THE DAY

a)

Proposal, discussion and, in its case, determination of the number of members that shall integrate the Board of Directors of Grupo Aeroportuario del Pacífico, S.A. de C.V., under the Fifteenth clause of the articles of incorporation.

b)	Proposal, discussion and, in its case, appointment of the four main members of the Board of Directors and their corresponding substitutes, as per the proposal of the series “BB” shareholders.

c)	Proposal, discussion and, appointment of the main member of the Board of Directors and his/her substitute that, in its case, had been proposed by Nacional Financiera, S.N.C.

d)

Proposal, discussion and, in its case, appointment of the member of the Board of Directors by the series “B” shareholder, who shall become a member of the Appointment and Compensation Committee of Grupo Aeroportuario del Pacífico, S.A. de C.V., under the Twenty Ninth clause of the articles of incorporation. Acknowledging of the member of the board of directors appointed by the series BB shareholders to become a part of the Appointment and Compensation Committee.

e)

Discussion and, in its case, taking of note of the shareholders or group of shareholders of the Series “B” that hold a 10% (ten percent) of the corporate equity of Grupo Aeroportuario del Pacífico, S.A. de C.V., and of the persons that under the Fifteenth Clause of the articles of incorporation are entitled to propose the appointment of members of the Board of Directors of the Company.

f)	Adoption of the decisions that may be deemed necessary or convenient in order to fulfill the decisions agreed in the foregoing issues of this order of the day.

The shareholders are reminded that under the Thirty Eighth clause of the Articles of Incorporation of the Company, only the shareholders who are registered in the Shares Registration Book of the Company as holders of one or more shares thereof, shall be admitted in the shareholders meetings of the Company, insofar as they have obtained the corresponding admission card, which registration for all purposes shall be closed 3 (three) days before the date when the meeting shall be held.

To appear to the meeting, the shareholders shall show their corresponding admission card, which shall be issued only as per their request and which shall be presented at least 24 (twenty four hours) before the time when the meeting is scheduled to be held, jointly with the certificate of deposit before the Secretary of he Company of the corresponding shares certificates or titles, or of the certificates or proofs of deposit of such shares issued by a national or foreign securities deposit institution, or by stock exchange houses, under the applicable provisions of the Mexican Stock Exchange Act (“Ley del Mercado de Valores”). The shares that are deposited to be entitled to appear to the meeting shall be returned after the conclusion of the meeting through the delivery of the backup that for them would have been issued to the shareholder or its representative.

The shareholders may be represented in the shareholders meetings by a person or persons authorized through a proxy signed in the presence of two witnesses or through any other power of attorney granted as provided by law. However, with regards to the corporate equity of the Company that is negotiated in any stock exchange, the representative may only prove its powers through the power of attorney that is granted in the forms that shall be prepared by the Company, which shall be made available to the shareholders, including the intermediaries un the Stock Exchange, during the term established in Article 173 of the Mexican General Corporate Act.

As of the publishing of this notice, the information and documents in connection with each of the issues of the order of the day to which the meeting shall be subjected shall be available to the shareholders and their legal representatives, as well as the forms of the powers of attorney that may be presented by the persons that appear in representation of the shareholders of the Company.

It is informed hereby to the shareholders that the Secretary of the Board of the Company is conducted by Mr. Mario Roberto Martínez Guerrero, who has his offices in the twentieth floor of the building located at 400-A Paseo de los Tamarindos, Colonia Bosques de las Lomas, Delegación Cuajimalpa, Postal Code 05120, in Mexico City, Federal District.

(AL ILLEGIBLE SIGNATURE) Vicente Emilio Alonso Diego Director	(AL ILLEGIBLE SIGNATURE) Captain Rodolfo Salgado Leyva Director

Mexico, Federal District. March 04, 2006.

(ON THE MARGINS OF THE FIRST TWO PAGES APPEAR TWO ILLEGIBLE INITIALS)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ Rodrigo Guzman Perera Rodrigo Guzman Perera Chief Financial Officer

Date: March 28, 2006